EXHIBIT 99.1

Wanda Sports Group Announces Completion of Tender Offer

BEIJING, March 1, 2021 (GLOBE NEWSWIRE) – Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) today announced the completion of the subsequent offering period (the “Subsequent Offering Period”) of the tender offer (the “Offer”), launched by Wanda Sports & Media (Hong Kong) Holding Co. Limited (“Purchaser”) on December 23, 2020, to acquire all of the issued and outstanding class A ordinary shares of the Company, with no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares of the Company (“ADSs”).

The Subsequent Offering Period, which commenced on February 1, 2021, expired as scheduled at 5:00 p.m., New York City Time, on February 26, 2021. According to the tender agent for the Offer, at the end of the Subsequent Offering Period, a total of 38,358,038 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not properly withdrawn) pursuant to the Offer, representing approximately 77% of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), excluding 8,215,616 ADSs held by certain associates of Purchaser that are subject to a Standstill Agreement. The foregoing include a total of 18,678,348 ADSs tendered, representing approximately 94% of the outstanding ADSs, excluding the ADSs held by the associates of Purchaser. All tendered Class A Ordinary Shares and ADSs have been accepted in accordance with the Offer.

The Company notes that Purchaser has indicated that it is considering options to reduce the number of holders of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) to below 300 such that the Company can deregister the Class A Ordinary Shares under the Securities Exchange Act of 1934. Until such time, the Company will continue to be subject to reporting obligations under that Act.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Class A Ordinary Shares and ADSs have been made pursuant to an offer to purchase on Schedule TO and related materials that Wanda Sports & Media (Hong Kong) Holding Co. Limited filed with the SEC on December 23, 2020, as amended. The Company filed a solicitation/recommendation statement with respect to the Offer on Schedule 14D-9 on December 23, 2020, as amended. The Company further filed a Transaction Statement on Schedule 13E-3 with respect to the Offer on December 23, 2020, as amended. Holders of Class A Ordinary Shares and ADSs and other investors are able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov; from MacKenzie Partners, Inc., the information agent for the offer, toll-free at +1-800-322-2885 or, if calling from outside at +1-212-929-5500 or from the Company (with respect to documents filed by the Company with the SEC) by going to Company’s website at http://investor.wsg.cn/investor-relations.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in China, Wanda Sports Group has more than 48 offices in 16 countries with over 1,000 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be

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identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company’s business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the Offer and the Subsequent Offering Period, the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company’s expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company’s future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on the group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in future filings that the Company makes from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:

Wanda Sports Group
Edith Kwan
Tel: +86 (10) 8558 7456
E-mail:  ir@wsg.cn

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